UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
EchoStar Corporation
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
 (Title of Class of Securities)

278768 106
 (CUSIP Number)

 R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
 EchoStar Corporation
 100 Inverness Terrace E.
 Englewood, Colorado 80112
 (303) 706-4000
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

November 9, 2009
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a)☐

(b)	☐

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 46,509,695 VOTING SHARES (1) 296,000 SIXTY DAY SHARES (2)
8. SHARED VOTING POWER 248 OTHER SHARES (3)
9. SOLE DISPOSITIVE POWER 46,509,695 VOTING SHARES (1) 296,000 SIXTY DAY SHARES (2)
10. SHARED DISPOSITIVE POWER 248 OTHER SHARES (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

    46,805,943

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 55.8% (4)

14.	TYPE OF REPORTING PERSON

IN

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 (1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 89,730 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in EchoStar’s 401(k) Employee Savings Plan; (iii) 5,435 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 46,410,825 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent (i) 47 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse, Cantey Ergen; and (ii) 201 shares of Class A Common Stock owned beneficially in Mrs. Ergen’s 401(k) Plan.

(4) Based on 37,110,030 shares of Class A Common Stock outstanding on November 6, 2009 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 55.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 90.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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ITEM 4.                                Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs, assuming that the particular GRAT has not yet expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the stock on the distribution date and therefore cannot be calculated until the date of distribution.  On November 9, 2009, GRAT #2 distributed all 693,371 shares of Class B Common Stock held by GRAT #2 to Mr. Ergen as an annuity payment.  GRAT #2 expired in accordance with its terms on November 9, 2009.  On November 9, 2009, GRAT #3 distributed 729,812 shares of Class B Common Stock to Mr. Ergen as an annuity payment.   GRAT #3 will expire in accordance with its terms on November 9, 2010.

ITEM 5.                                Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

 (a) and (b).  Mr. Ergen beneficially owns securities convertible into or exercisable for, 46,805,943 shares of Class A Common Stock representing 55.8% of the class after giving effect to conversion and exercise of all derivative securities held by Mr. Ergen. Such shares include: (i) 89,730 shares of Class A Common Stock; (ii) 3,705 shares of Class A Common Stock held in the Company’s 401(k) Employee Savings Plan (the “401(k) Plan”); (iii) the right to acquire 296,000 shares of Class A Common Stock within 60 days upon the exercise of employee stock options; (iv) 47 shares of Class A Common Stock held by Mr. Ergen’s spouse, Cantey Ergen; (v) 201 shares of Class A Common Stock held in the 401(k) Plan by Mrs. Ergen; (vi) 5,435 shares of Class A Common Stock held as custodian for Mr. Ergen’s children; and (vii) 46,410,825 shares of Class A Common Stock issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock. Mr. Ergen has sole voting power with respect to 46,509,695 shares and holds sole dispositive power with respect to 46,509,695 shares. Mr. Ergen’s beneficial ownership of shares of Class A Common Stock excludes: (A) 427,184 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by GRAT #3; and (B) 849,030 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

            (c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.

              (d) Not applicable.

      (e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: November 10, 2009                                  /s/ Charles W. Ergen
                 Charles W. Ergen

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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